EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended
	March 31,	April 1,
	2006	2005
Computation of Earnings:
Income before income taxes	$24	$62
Add:
Interest expense	148	153
Amortization of capitalized interest	1	1
Amortization of debt premium/discount and expenses	5	4
Interest portion of rent expense	16	16

Earnings as adjusted	$194	$236

Computation of Fixed Charges:
Interest expense	$148	$153
Capitalized interest	1	1
Amortization of debt premium/discount and expenses	5	4
Interest portion of rent expense	16	16

Fixed charges	$170	$174

Ratio of Earnings to Fixed Charges (A)	1.14	1.35

(A) Ratios were calculated prior to rounding to millions.